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                             May 25, 2021

       David B. Williams
       Co-Chief Executive Officer
       Williams Rowland Acquisition Corp.
       450 Post Road East
       Westport, CT 06880

                                                        Re: Williams Rowland
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 28,
2021
                                                            CIK No. 0001855168

       Dear Mr. Williams:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 28, 2021

       Summary, page 1

   1. On page 8 you reference conflicts of interest associated with securities held by your management team. Please
revise here and the first full risk factor on page 58 to disclose in quantitative and
qualitative terms how economic incentives could result in substantial misalignment of
interests due to the founder shares acquired for an aggregate of $25,000.
                                                        For example, since your
initial stockholders acquired 20% of your common stock for
                                                        approximately $0.004
per share, and the offering is for $10.00 per unit, the officers and directors could make a
substantial profit after the initial business combination even if public investors
experience substantial losses due to a decline in the market price.
 David B. Williams
Williams Rowland Acquisition Corp.
May 25, 2021
Page 2

       You may contact Frank Knapp at (202) 551-3805 or Wilson Lee at (202) 551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Maryse Mills-Apenteng at (202) 551-3457
with any other questions.



                                                        Sincerely,
FirstName LastNameDavid B. Williams
                                                        Division of Corporation
Finance
Comapany NameWilliams Rowland Acquisition Corp.
                                                        Office of Real Estate &
Construction
May 25, 2021 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName